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FOR IMMEDIATE RELEASE


CORPORATE RELEASE
-----------------


                      STATS SETS UP FASTRAMP TEST SERVICES


        EXPANDS TEST OPERATIONS TO PROVIDE ENGINEERING AND PRE-PRODUCTION
                       TEST SERVICES IN THE UNITED STATES


SINGAPORE AND MILPITAS, CALIFORNIA, OCTOBER 29, 2001 - ST Assembly Test Services Ltd ("STATS" - NNM: STTS and SGX: ST Assembly), a leading independent semiconductor test and advanced packaging service provider, today announced the establishment of a wholly-owned subsidiary, FastRamp Test Services, Inc. ("FastRamp"), to provide high-end engineering and pre-production test services in Silicon Valley. Scheduled to operate at its new built-to-suit premises in January 2002, FastRamp will have a variety of advanced testers available and provide test hardware and software development, pre-production volume testing services and a unique customer-to-lab-to-factory relay for fast production offloads and capacity coordination. The fully equipped engineering test facility will offer STATS' industry-leading mixed-signal test development solutions and production know-how in a state-of-the-art facility to help customers move quickly into production.

"Test hardware, software and the manufacturing procedures are often developed in a setting that does not match the offshore volume testing environment," said Mark Kelley, General Manager of FastRamp. "Our concept is to create in the U.S., a microcosm of our elite-class test facilities in Singapore by offering a similarly configured and comprehensive array of advanced tester platforms, handlers, probers, interface hardware and manufacturing processes. High-end tester platforms such as the Teradyne Tiger, Teradyne Catalyst - RF, Teradyne J750, Agilent 93K and Credence Quartet will be made available at FastRamp so that our customers can offload production locally and leave the offshore transfer to us."

Added Kelly, "Initial customer response to our concept has been very positive, and we are supporting immediate demands by staging additional testers at STATS' current Test Development Center in San Jose until our new facility is ready in January."

The new 34,000 sq. ft facility in Milpitas, California will house the new test facility, STATS' existing Silicon Valley Test Development Center, as well as sales support. The FastRamp team designed the facility to offer customers an atmosphere ideally configured for uninterrupted engineering development activities, integrating services such as on-site test development, on-site loadboard and probe card design and 100% lab-to-factory hardware compatibility for smooth transition to production. Unique to FastRamp is the ability for customers to work in an office environment with full view of the testhead in operation. FastRamp's personnel, test equipment and processes are specifically aligned to help customers launch new products on schedule, meeting volume ramps and production cost targets.

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FastRamp will have an experienced engineering team, many of whom have years of experience in the STATS factory. These team members will provide test planning, solutions consulting, test program optimization as well as first silicon debug and device characterization. On-site loadboard designers will provide blue-line drawings and quick hardware quotes. The facility will also accommodate the pre-production volume testing needs of customers locally.

Said Tan Bock Seng, Chairman and Chief Executive Officer, "STATS continues to increase our competitive advantage by enhancing our leadership in mixed-signal testing. FastRamp, together with our dominant manufacturing footprint in Singapore and Taiwan and our global Test Development Centers in the United States, United Kingdom and Singapore offer customers multi-site test development capabilities and round-the-clock support for production and data collection."

"FastRamp will not only add incremental revenues but also facilitate the seamless off-loading of development devices into full volume production at our manufacturing facilities in Singapore and Taiwan. This is in line with our strategy to reinforce our strategic geographic footprint in readiness for the expected growth in outsourcing for test. The cash investment is about $10 million for the purchase of next generation testers. We would also be transferring a number of high-end mixed signal testers from our facility in Singapore to FastRamp. This is an effective way of increasing the utilization of some of our existing testers," added Tan.

According to industry sources, test outsourcing is expected to grow at a CAGR of 47.1% from 1999 through 2003, driven by the rapid growth of fabless companies worldwide and reduced test capital investment by integrated device manufacturers.

"STATS works closely with customers to provide sophisticated software engineering services, including test program development, conversion and optimization," added Han Tiang Fong, STATS' Vice President for Test Operations. "With the customization and fine-tuning involved in test program development prior to actual production testing, it is important for STATS to be in close proximity to our customers. FastRamp will allow customers to work closely with our engineering staff, accelerating the transition to volume production and significantly reducing new device time to market."

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ABOUT ST ASSEMBLY TEST SERVICES LTD. (STATS)

ST Assembly Test Services ("STATS" - NNM: STTS and SGX: ST Assembly), is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. With its principal operations in Singapore and global operations in the United States, United Kingdom, Japan and Taiwan, STATS offers full back-end turnkey solutions to customers worldwide. STATS' expertise is in testing mixed-signal semiconductors, which are extensively used in fast growing communications applications such as data networking, broadband and mobile communications. STATS also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages to serve some of the world's technological leaders. STATS was listed on the Nasdaq National Market and The Singapore Exchange in January 2000 and is in the Morgan Stanley Capital International (MSCI) Provisional Singapore Index and the Straits Times Industrial Index. Further information is available at www.stts.com.

Certain of the statements in this press release are forward-looking statements including statements with respect to industry growth, that involve a number of risks and uncertainties which could cause actual results to differ materially. Factors that could cause actual results to differ include : general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or cancellation of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures; continued success in technological innovation; delays in acquiring or installing new equipment; litigation and other risks described from time-to-time in the Company's SEC filings, including its annual report on Form 20-F dated March 30, 2001. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.


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SINGAPORE CONTACTS :

Elaine Ang                                                    Khor Hwee Eng
Manager, Investor Relations / Corporate Communications        Senior Marcom Executive, Asia / Europe
Tel : (65) 751 1738, Fax : (65) 755 1585                      Tel : (65) 751 1291, Fax : (65) 755 5431
email :angelaine@stats.st.com.sg                              email: khorhweeeng@stats.st.com.sg


US CONTACTS :

Drew Davies                                                   Lisa Lavin
Director, Investor Relations                                  Marcom Manager
Tel : (408) 941 3021, Fax : (408) 941 3014                    Tel : (208) 672 6112, Fax : (208) 672 6132
email : daviesd@statsus.com                                   email : lavinl@statsus.com
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